Exhibit 99.1

Richmont Mines Reports Strong Third Quarter Financial Results Driven by Record Gold Production and Solid Cost Performance at Island Gold

TORONTO, Nov. 8, 2017 /CNW Telbec/ - Richmont Mines Inc. (TSX: RIC) (NYSE: RIC) ("Richmont" or the "Corporation") announces operating and financial results for the three and nine months ended September 30, 2017. (All amounts are in Canadian dollars, unless otherwise indicated.)

THIRD QUARTER AND NINE-MONTH HIGHLIGHTS - CONTINUING OPERATIONS(1)

•	Revenues of $36.5 (US$29.2) million for the quarter and $123.4 (US$94.3) million for the nine-month period.
•	Net earnings of $4.8 (US$3.8) million, or $0.08 (US$0.06) per share for the quarter and $21.7 (US$16.6) million, or $0.34 (US$0.26) per share for the nine-month period.
•	Record production of 26,659 ounces of gold (22,666 ounces sold) for the quarter and 76,541 ounces of gold (74,849 ounces sold) for the nine-month period, positioning the Island Gold Mine to exceed the high end of annual production guidance of between 87,000 and 93,000 ounces.
•	Cash costs(2) of $666 (US$532) per ounce for the quarter and $637 (US$487) per ounce for the nine-month period. The Island Gold Mine remains on track to beat the lower end of annual cash cost guidance of between $715 and $765 (US$550 to US$590) per ounce.
•	All-In-Sustaining Costs(2) ("AISC") for the Island Gold Mine were $886 (US$708) per ounce for the quarter and $796 (US$609) per ounce for the nine-month period. The Island Gold Mine remains on track to beat the lower end of annual AISC guidance of between $945 and $995 (US$725 and US$765) per ounce.
•	AISC for continuing operations, including all corporate overhead, was $1,038 (US$829) per ounce for the quarter and $921 (US$704) per ounce for the nine-month period.
•	Operating cash flow from the Island Gold Mine was $14.5 (US$11.6) million for the quarter and $62.2 (US$47.5) million for the nine-mine period. Operating cash flow(2) (before changes in non-cash working capital), including all corporate overhead, was $11.5 (US$9.2) million for the quarter, or $0.18 (US$0.14) per share, and $50.6 (US$38.7) million for the nine-month period, or $0.80 (US$0.61) per share.
•	The Island Gold Mine generated strong free cash flow of $4.4 (US$3.5) million for the quarter and $31.8 (US$24.3) million for the nine-month period. Net free cash flow(2), including all corporate overhead, was $1.8 (US$1.4) million for the quarter, or $0.03 (US$0.02) per share, and $21.0 (US$16.0) million for the nine-month period, or $0.33 (US$0.25) per share.
•	Cash balance at the end of the quarter was approximately $90.0 (US$72.1) million. As a result of timing, the finished goods inventory at the end of the quarter consisted of approximately 2,000 gold ounces. These ounces were sold in the fourth quarter.
•	Year to date, Island Gold has continued to outperform the 2017 Expansion Case Preliminary Economic Assessment ("PEA") on all key metrics, which demonstrates the significant upside potential of this asset.
•	The mill expansion to 1,100 tonnes per day advanced during the quarter and the operation is anticipated to achieve the target run rate in the latter part of 2018.
•	On September 11, 2017, Richmont announced that it had entered into a definitive agreement with Alamos Gold ("Alamos") whereby Alamos will acquire all of the issued and outstanding shares of Richmont pursuant to a plan of arrangement. The transaction is expected to close on, or about, November 23, 2017.

"The positive results we have reported were supported by another consecutive quarter of solid performance from the Island Gold Mine. This high-quality operation delivered record production at peer leading cash costs, which positions Island Gold to beat annual guidance for the third consecutive year. Year to date, the Island Gold Mine has generated a strong free cash flow stream of $31.8 million, which will increase significantly once the level of capital investment decreases to sustaining levels post 2018," commented Renaud Adams, President and CEO. He continued, "During the quarter, we announced a transaction with Alamos that is consistent with our commitment to create significant shareholder value. As part of this strategic transaction, our shareholders will maintain exposure to the ongoing potential of the Island Gold Mine and benefit from having meaningful ownership in a diversified intermediate producer with a proven and experienced management team."

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[1]	Continuing operations includes the Island Gold Mine and corporate overhead. The Beaufor Mine, the Camflo Mill, the Monique Mine, the Wasamac development project and all other mineral claims, mining leases and mining concessions located in the province of Quebec are reported as discontinued operations. Refer to the Q3 Management's Discussion and Analysis for further details.
[2]	Refer to the Non-IFRS Performance Measures disclosure presented at the end of this press release.

Financial and Operating Highlights - Continuing Operations(1)

(in thousands of $, except per share and per oz amounts)	Quarter ended Sept. 30, 2017	Quarter ended Sept. 30, 2016	Nine-Months ended Sept. 30, 2017	Nine-Months ended Sept. 30, 2016
Gold produced (oz)	26,659	14,031	76,541	59,237
Gold sold (oz)	22,666	13,673	74,849	59,851
Cash costs per ounce ($)(2)	666	947	637	761
AISC per ounce ($)(2)	1,038	1,463	921	1,134
Realized gold price per ounce ($)	1,608	1,756	1,644	1,657
Revenue from mining operations	36,549	24,053	123,363	99,378
Net earnings (per share)	0.08	0.01	0.34	0.18
Operating cash flow, per share(2)	0.19	0.05	0.81	0.53
Operating cash flow (before non-cash changes in working capital), per share(2)	0.18	0.08	0.80	0.59
Sustaining Capital ($)	4,984	5,090	11,933	15,283
Project Capital ($)	10,042	13,457	21,941	28,390
Net free cash flow, per share(2)	0.03	(0.24)	0.33	(0.18)
Revenue from mining operations (US$)	29,174	18,431	94,336	75,184
Net earnings (per share) (US$)	0.06	-	0.26	0.13
Operating cash flow, per share(2) (US$)	0.15	0.04	0.62	0.40
Operating cash flow (before non-cash changes in working capital), per share(2) (US$)	0.14	0.06	0.61	0.45
Sustaining Capital (US$)	3,978	3,900	9,125	11,562
Project Capital (US$)	8,016	10,312	16,778	21,478
Net free cash flow, per share(2) (US$)	0.02	(0.18)	0.25	(0.14)

(1)	Continuing operations includes the Island Gold Mine and corporate overhead.
(2)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Q3 2017 Management's Discussion and Analysis.

Island Gold Mine: Operational Highlights

Year to date, the Island Gold Mine has outperformed the PEA on all key operating and financial metrics including tonnes mined and milled, grades and unit operating costs, all of which has supported a significant free cash flow stream of $31.8 (US$24.3) million.

•	Underground mine and mill productivities of 1,028 and 931 tonnes per day year to date (1,055 and 946 tonnes per operating day), respectively, as compared to the 1,000 tonnes per day and 900 tonnes per day considered in the PEA. Following underground mine infrastructure improvements completed during the quarter, the mill is now operating at an average of nearly 1,000 tonnes per day.
•	Unit operating costs of $182 (US$139) per tonne, below the $204 (US$151)/tonne considered in the PEA.
•	The mill upgrade to 1,100 tonnes per day mill is currently underway and advancing well on schedule. A ball mill has been sourced and is currently being refurbished, detailed engineering has been completed and earthworks started in the third quarter. The mill target run rate is anticipated to be achieved in the latter part of 2018.
•	Upgrade of the mining infrastructure to support the expanded capacity has advanced in the third quarter. Surface fans have been upgraded to increase mine ventilation and new underground pumping stations have been commissioned. Additional mining equipment, such as trucks and scoops, have been ordered with deliveries estimated for the first half of 2018.

Consolidated Highlights - Continuing and Discontinued Operations(1)

(in thousands of $, except per share and per oz amounts)	Quarter ended Sept. 30, 2017	Quarter ended Sept. 30, 2016	Nine-Months ended Sept. 30, 2017	Nine-Months Ended Sept. 30, 2016
Gold produced (oz)	30,039	18,856	90,689	74,545
Gold sold (oz)	26,287	17,774	89,855	74,901
Cash costs per ounce ($)(2)	840	1,054	783	892
AISC per ounce ($)(2)	1,259	1,595	1,101	1,289
Realized gold price per ounce ($)	1,608	1,754	1,644	1,659
Revenue from mining operations	42,378	31,244	148,118	124,496
Net earnings (per share), basic	0.03	-	0.28	0.19
Operating cash flow, per share(2)	0.13	0.05	0.81	0.59
Operating cash flow (before non-cash changes in working capital), per share(2)	0.15	0.09	0.80	0.64
Net free cash flow, per share(2)	(0.05)	(0.26)	0.26	(0.20)
Revenue from mining operations (US$)	33,827	23,942	113,266	94,187
Net earnings (per share) (US$)	0.02	-	0.21	0.14
Operating cash flow, per share(2) (US$)	0.10	0.04	0.62	0.44
Operating cash flow (before non-cash changes in working capital), per share(2) (US$)	0.12	0.07	0.61	0.48
Net free cash flow, per share(2) (US$)	(0.04)	(0.20)	0.20	(0.15)

(1)	Continuing operations includes the Island Gold Mine and corporate overhead. The Beaufor Mine, the Camflo Mill, the Monique Mine, the Wasamac development project and all other mineral claims, mining leases and mining concessions located in the province of Quebec are reported as discontinued operations. Refer to the Q3 Management's Discussion and Analysis for further details.
(2)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Q3 2017 Management's Discussion and Analysis.

Upcoming News and Events

•	Special Meetings of Richmont and Alamos Shareholders (Nov. 16)
•	Closing of the Richmont / Alamos Transaction (on, or about, Nov. 23)

Financial Statements and Management's Discussion and Analysis
The financial statements and related Management's Discussion and Analysis can be found on the Corporation's website at www.richmont-mines.com or under the Corporation's profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Non-International Financial Reporting Standards ("IFRS") Performance Measures
In this press release, the terms "cash costs per ounce", "all-in sustaining costs", "net free cash flow" and "operating cash flow" are used, which are non-IFRS performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For full disclosure and reconciliation of these measures, refer to the Non-IFRS Performance Measures section contained in the Q3 2017 Management's Discussion and Analysis.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario and is also advancing development of the significant high-grade resource extension to the east and at depth. With more than 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation has successfully positioned the Island Gold Mine to cost-effectively build its Canadian reserve base and to enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont's Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the United States Securities and Exchange Commission (the "SEC"). The requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") adopted by the Canadian Securities Administrators differ significantly from the requirements of the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 40-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC's web site: http://sec.gov/edgar.shtml.

National Instrument 43-101
The scientific or technical information in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/November2017/08/c3872.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 06:30e 08-NOV-17